June 14, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attn: Mara L. Ransom

Re:	Ollie’s Bargain Outlet Holdings, Inc. Form Schedule 14A Filed April 27, 2017 File No. 001-37501

Dear Assistant Director Ransom,

We are submitting the following responses to the Staff’s comments made in its letter dated June 12, 2017 addressed to Ollie’s Bargain Outlet Holdings, Inc. (the “Company”) in connection with the Company’s Form Schedule 14A, filed on April 27, 2017 (the “Form Schedule 14A”).  We have reproduced each of the Staff’s comments below in bold text and included our response immediately below such comment.

 Long-Term Equity Incentive Compensation, page 16

1.
We note that the compensation committee determines the “[l]evels, mix and frequency” of long-term equity incentive compensation awards, and that such awards “are designed to reflect each recipient’s level of responsibility and performance.” In future filings, please revise your disclosure to provide more detail regarding the manner in which each such award reflects the recipient’s “level of responsibility and performance.” Refer to Item 402(b)(1)(v) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, it will revise its disclosure to provide additional disclosure regarding the manner in which the Company’s long-term equity compensation awards reflects the recipient’s “level of responsibility and performance” including how the Company determines the amount and/or formula, as applicable, for such awards as required by Item 402(b)(1)(v) of Regulation S-K.

Should any questions arise in connection with the filing or the substance of this response letter, please contact the undersigned at 717-657-2300 ext. 2224 or Robert Bertram, Vice President and General Counsel, at 717-657-2300 ext. 2177.

Sincerely yours,

/s/ John Swygert

John Swygert
Executive Vice President and
Chief Financial Officer

cc:	Robert Bertram Vice President and General Counsel Faiza N. Rahman Weil, Gotshal & Manges LLP